77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock Corporate High Yield Fund III, Inc. (the "Fund") held on Friday, October 11, 2013, the results were as follows:

To approve an Agreement and Plan of Reorganization between the Fund and BlackRock Corporate High Yield Fund VI, Inc, and the termination of the Fund's registration under the Investment Company Act of 1940

With respect to the Proposal, the shares of the Fund were voted as follows:

For	Against	Abstain
20,566,448	1,392,765	611,357